UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72614 / July 16, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-15897

In the Matter of **Cloudeeva, Inc.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Cloudeeva, Inc. ("Cloudeeva" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 2, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

     1.   Cloudeeva (CIK No. 932818) is a Florida corporation located in San Ramon, California as reflected in information on file with the Florida Secretary of State. It has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). As of April 22, 2014, Cloudeeva's common stock (symbol "SYAI") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc., had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). On June 2, 2014, the Commission suspended trading in Cloudeeva's stock pursuant to Exchange Act Section 12(k).

     2.   Cloudeeva has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-KSB or 10-K for any fiscal year subsequent to its fiscal year ending December 31, 2005 or periodic or quarterly reports on Form 10-QSB or 10-Q for any fiscal period subsequent to its fiscal quarter ending June 30, 2006.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary